SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 6, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Status of Sony Group Manufacturing Operations Affected by the East Japan Earthquake, Tsunami and Related Power Outages.

1-7-1 Konan, Minato-ku
Press Information	Tokyo 108-0075

April 6, 2011
Sony Corporation

Status of Sony Group Manufacturing Operations Affected by
the East Japan Earthquake, Tsunami and Related Power Outages

(Tokyo, April 6, 2011) – Sony Corporation (“Sony” or the “Company”) today updated the status of Sony Group manufacturing operations affected by the March 11 East Japan earthquake, tsunami and related power outages, as of April 6, 2011.

As of March 14, 2011, operations at ten Sony Group sites and facilities had been suspended as a result of damage caused by the earthquake, tsunami and related power outages.  As announced on March 22, 2011, manufacturing operations at three of these sites had since resumed or partially resumed.  As of April 6, 2011, manufacturing operations at five other sites have also resumed or partially resumed.

●	Sony Manufacturing Systems Corporation, Kuki Plant (Saitama Prefecture) <Surface mounting equipment, etc.> - Resumed on March 15, 2011.

●
Sony Chemical & Information Device Corporation, Kanuma Plant (Tochigi Prefecture) <Bonding materials, optics materials, etc.> - Partially resumed on March 15, 2011.  Further expanded operations on March 23, 2011.

●	Sony Energy Devices Corporation, Tochigi Plant (Tochigi Prefecture) <Lithium ion secondary batteries, etc.> - Partially resumed on March 22, 2011.

●	Sony Chemical & Information Device Corporation

	➢	Tome Plant (Miyagi Prefecture) <Optical devices, IC cards, etc.>

		²	Nakada Site - Partially resumed on March 28, 2011.

		²	Toyosato Site - Partially resumed on March 28, 2011.

●	Sony DADC Japan Inc., Ibaraki Facility (Ibaraki Prefecture) <CDs, DVDs, etc.> - Partially resumed on March 28, 2011.

●	Sony Energy Devices Corporation <Lithium ion secondary batteries, etc.>

	➢	Koriyama Plant (Fukushima Prefecture) - Partially resumed on April 1, 2011. (Coin batteries, etc.)

	➢	Motomiya Plant (Fukushima Prefecture) - Scheduled to gradually resume operations by the end of April 2011.

●	Sony Shiroishi Semiconductor Inc. (Miyagi Prefecture) <Semiconductor lasers> - Partially resumed on April 6, 2011.

●	Sony Chemical & Information Device Corporation

➢ Tagajyo Plant (Miyagi Prefecture) <Magnetic tapes, Blu-ray discs, etc.> - Currently undergoing cleaning and damage inspection.

As also announced on March 22, 2011, manufacturing operations at certain manufacturing sites that were not directly damaged by the earthquake and tsunami have been adjusted in response to planned power outages and the availability of necessary raw materials and components.  While the situation varies according to product, Sony is responding to fluctuations in material or component supply by adjusting production levels at the five sites announced on March 22, 2011, and also at certain other domestic and overseas manufacturing sites from time to time.  However, as of April 6, 2011, none of those sites has been required to fully suspend operations.

Sony will continue to monitor the availability of raw materials and components, and endeavor to maintain supplies of any products affected by these adjustments by relying on existing inventory to the extent available.  The Company also plans to take further measures as necessary, including reallocating available materials and components among Sony Group companies, using alternative components and expanding procurement channels in order to restore full production capacity as early as possible.

The Company is continuing to evaluate the full impact of the earthquake, tsunami and related power outages, including the impact of these production adjustments, on Sony’s businesses and consolidated financial results.

Media Inquiries:
Corporate Communications, Sony Corporation
Tel: +81-(0)3-6748-2200 / Fax: +81-(0)3-6748-2061
E-mail: sony.pressroom@sony.co.jp